SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

(Name of Subject Company)

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

(Name of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $.10 PER SHARE

(Title of Class of Securities)

415781103

(CUSIP Number of Class of Securities)

Mr. Arthur L. Freeman

Chairman and Chief Executive Officer

104 South Chiles Street

Harrodsburg, Kentucky 40330-1620

(859) 734-5452

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:

Felicia C. Battista, Esq.

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

(202) 457—6000

CALCULATION OF FILING FEE

TRANSACTION	AMOUNT OF
VALUATION*: $4,950,000	FILING FEE: $400.46

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                 .    Filing Party:                 .

Form or Registration No.:                 .    Date Filed:                 .

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: [X].

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This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, dated May 28, 2003, as amended by Amendment No. 1 filed on June 9, 2003, and Amendment No. 2 filed on July 1, 2003, relating to the issuer tender offer by Harrodsburg First Financial Bancorp, Inc., a Delaware corporation, to purchase up to 300,000 shares of its common stock, par value $0.10 per share. Harrodsburg First Financial Bancorp, Inc. (the “Company”) is offering to purchase these shares at a price not greater than $16.50 nor less than $15.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies were attached to the Schedule TO dated May 28, 2003, as Exhibits (a)(1) and (a)(2).

This Amendment No. 3 amends Item 12 to attach the press release dated July 1, 2003, announcing the final results of the offer, attached as Exhibit 12(a)(12).

ITEM 12. EXHIBITS.

(a	)(1)	Form of Offer to Purchase, dated May 28, 2003.*

(a	)(2)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*

(a	)(3)	Notice of Guaranteed Delivery.*

(a	)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

(a	)(6)	Form of Letter to Employee Stock Ownership Plan Participants.*

(a	)(7)	Form of Letter to Profit Sharing Plan Participants.*

(a	)(8)	Form of Letter to Shareholders of Company, dated May 28, 2003, from Arthur L. Freeman, Chairman and Chief Executive Officer of the Company.*

(a	)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(10)	Press Release dated May 28, 2003.*

(a	)(11)	Press Release dated July 1, 2003.*

(a	)(12)	Press Release dated July 1, 2003.

(b	)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*    Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

By: /s/ ARTHUR L. FREEMAN
Arthur L. Freeman
Chairman and Chief Executive Officer

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